January 24, 2007

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:	Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Filed June 13, 2006
File No. 1-9338

Dear Mr. Moran:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated December 4, 2006 containing additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding each of Michaels’ responses.  Set forth below are Michaels’ responses to the comments presented in your letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Merchandise Inventories

1.                                       We note your response to our prior comment 1 of our letter dated October 16, 2006 and understand that you now believe $22.0 million of the refinement adjustment of $23.9 million is a change in the method of applying an accounting principle.  Please file a letter from your independent accountant for changes in accounting principles as required by Item 601 of Regulation S-K.

Response:

With respect to the requested preferability letter, we note that certain of the comments in your letter dated December 4, 2006 indicate that the Staff may view the refinement as a correction of an error as opposed to a change in the method of applying an accounting principle.

The Company notes that, whether the refinement is considered an immaterial change in the method of applying an accounting principle or an immaterial correction of an error, the amounts would be appropriately recorded in the financial statements in the fourth quarter of fiscal 2005.  The Company further acknowledges that the appropriate classification of the refinement is complex and requires significant judgment.  In consultation with our independent registered public accounting firm, we continue to believe that our prior methods were reasonable and appropriate in the circumstances, and that the changes that were made constitute improvements in financial reporting.  As such, treating the $12.7 million prior year impact of the refinement as either an immaterial correction of an error or an immaterial accounting change would not change our previously reported results of operations.

We provide the Staff with a summary table below detailing the decrease in our reported pre-tax earnings in fiscal 2005, and for all periods prior to 2005, as if the vendor allowances change and all other refinements had been applied as of the beginning of fiscal 2005 ($ in millions)(1):

	Decrease in Pre-tax Earnings
	FY 2005	All Periods Prior to FY 2005	Total
Vendor Allowances	$7.5	$10.1	$17.6
All Other	3.7	2.6	6.3
Total	$11.2	$12.7	$23.9

(1)  The amounts aggregated in the above table under the caption “All Other” represent the aspects of the refinements, other than the vendor allowances change, that may constitute changes in method or error corrections.  In our last response, we performed our fiscal 2005 materiality assessment assuming a worst case impact, that is, that the $6.3 million of “All Other” changes related to periods prior to fiscal 2005.  After completing an additional analysis for each of the changes included in the “All Other” caption, we note that $3.7 million of these changes were properly recorded in fiscal 2005.  See Supplemental Schedule A for further detail of the items comprising the amounts reflected in the above summary table. We advise the Staff that Supplemental Schedule A is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule A pursuant to the provisions of 17 C.F.R. § 200.83.

In prior periods, had we based our calculation on the turnover rate for all inventories when deferring our vendor allowances(2), our reported results would have been increased (decreased) as follows (amounts before tax):

•                  Fiscal 2005 — ($7.5 million), with $7.1 million of the $7.5 occurring in the fourth quarter of fiscal 2005 and all other quarters containing an immaterial amount;

•                  Fiscal 2004 — ($2.4 million);

•                  Fiscal 2003 — $2.3 million;

•                  Fiscal 2002 — ($4.6 million);

•                  Fiscal 2001 — ($2.2 million); and

•                  Fiscal 2000 and prior — ($3.2 million).

In accordance with SAB Topic 5:F, immaterial changes in accounting method should be recorded in the statement of net income in the period in which the change was made. With respect to vendor allowances, we believe the $7.5 million for fiscal 2005 was appropriately recorded in that fiscal year, and further believe, given the de minimis effect of the fiscal 2005 amount on the first three quarters of fiscal 2005, that it was recorded in the proper quarter. Based on a materiality analysis of the remaining $10.1 million for vendor allowances for years prior to fiscal 2005, as well as the $2.6 million of other charges we recorded ($3.0 million of which we consider error corrections, partially offset by method changes that would have increased pre-tax income by $0.4 million), in accordance with SAB 99, we have concluded that these charges were not material to current operations or the trend of reported results of operations.  We believe that, in making an investment decision, users of our financial statements would focus on gross margin, operating margin, and income before cumulative effect of accounting change to understand and evaluate the underlying operating performance of the Company.  Given that our fiscal 2005 net income was materially affected by the cumulative effect of accounting change for the conversion to weighted average cost, it is not comparable to our prior fiscal years’ net income and is not representative of our underlying fiscal 2005 operating performance and related trends.  As such, we believe it is more appropriate to perform our materiality analysis using gross margin, operating margin, and income before cumulative effect of accounting change.

(2)  Note that, with respect to the vendor allowances component of the Company’s calculation model, all information to enable a materiality assessment by year was available in the Company’s accounting systems prior to fiscal 2005.

From a quantitative perspective, we noted that for fiscal 2005, the combined $12.7 million impact related to prior periods reduced operating income and income before cumulative effect of accounting change by approximately 3.5%, which we conclude is not material. For the $10.1 million associated with the vendor allowances change for years prior to fiscal 2005, we determined that the impact on any prior fiscal year presented in our fiscal 2005 Form 10-K (fiscal 2001-2004) was less than 2% of operating income and income before cumulative effect of accounting change, which we believe is immaterial. Further, we noted that the fiscal 2004 impact associated with vendor allowances of $2.4 million, partially offsetting the $12.8 million of the fiscal 2004 lease accounting adjustment, was approximately 3.0% of operating income and income before cumulative effect of accounting change, which we believe is immaterial.

From a qualitative perspective, these impacts do not mask any trends, do not change the timing of our cash flows, and will not materially alter future earnings. The total amount recorded in fiscal 2005 did not change a profit into a loss and did not materially affect the general upward trend of our gross margin, operating margin, and income before cumulative effect of accounting change. For example, our gross margin increased 30 basis points from fiscal 2004 to fiscal 2005 as reported in our fiscal 2005 Form 10-K. By comparison, excluding the combined $12.7 million associated with recording the prior year impact of the refinements in fiscal 2005 and the $12.8 million lease accounting adjustment in fiscal 2004, our gross margin would have increased 20 basis points from fiscal 2004 to fiscal 2005. Additionally, our operating margin decreased by 10 basis points from fiscal 2004 to fiscal 2005 as reported in our fiscal 2005 Form 10-K, and decreased by 10 basis points excluding the fiscal 2005 and 2004 items previously mentioned.  Finally, the amounts recorded were not an intentional act by management to conceal non-compliance with regulatory requirements, debt covenants, or to qualify for a bonus not otherwise earned. This impact on fiscal 2005 was the result of implementing what the Company believes to be a simplified and more precise method of estimating the deferral of vendor allowances and costs incurred in preparing inventory for sale.

We believe our assessments of these qualitative and quantitative characteristics support our conclusion that this impact was not material to fiscal 2005 and all prior periods. We further believe that the typical investor would also conclude this impact was not material, considering all relevant facts and circumstances.  However, as indicated in our response letter dated November 13, 2006, we will expand our disclosures in any future annual reports, or adjust those proposed disclosures as appropriate in accordance with the resolution of this matter.

2.                                       Please explain how you were able to conclude that your prior method for deferring vendor allowances was acceptable considering the following factors:

•                                          The turnover rate was based on estimated DC sourced inventories in the stores;

•                                          The estimated DC sourced inventory was assumed to turn at the same rate as overall store inventories;

•                                          The turnover rate excluded store inventory that was direct shipped to the stores;

•                                          Direct shipments represented a significant portion of total store inventory; and

•                                          Vendor allowances earned on direct shipments were not included in the calculations.

Response:

To clarify several of the above points, the turnover rate for all inventories at store level was used as the store-level turnover rate for DC-sourced inventories, based on the Company’s belief that DC-sourced and direct shipped inventories turned at the same rate.  As such, as noted in our prior response, vendor allowances were effectively deferred based on the turnover rate for all store inventories, which included direct shipments.  All vendor allowances, whether earned on DC-sourced inventories or direct shipments, were included in the Company’s deferral calculations.

As a further clarification, the Company notes that while the change in method was effectively from the use of a store level turnover statistic to an all inventory turnover statistic, the store level inventory turnover statistic excluded inventories located in the Company’s distribution centers.  We recognize that the store-level inventory turn has historically shown a turn rate that is faster than the Company-wide turn rate, as indicated in the previously provided schedules.  This is primarily a result of the amount of time inventory remains in the DC prior to reaching the stores.  In considering this difference, the Company noted that the change in the inventory turn at the store level and on a company-wide basis, year over year, was approximately the same until fiscal 2005.  The change in the inventory turn is relevant as the change affects the amount of vendor allowances recognized in our income statement on a year over year basis, prior to considering increases or decreases in the amount of vendor allowances received.

For practical reasons, as described further in our response to comment #6, the Company combined the calculation of vendor allowances to be deferred with the calculation for two other elements:  outbound freight deferral and intercompany profit elimination. Computation of these other two elements required estimation of the inventory on hand in the stores that had been sourced from the Company’s DC’s.  We believe the calculation method was originally developed in this combined manner as a practical solution to maximize efficiency and control, due to the significant amount of time involved in completing the calculations each fiscal period and the number of manual inputs and underlying computations.

As such, for purposes of determining the amount of vendor allowances to be reflected in the income statement, we believed that our prior method was an acceptable and practical method.  We have noted through our analysis that the difference between the current and prior methods on each year prior to fiscal 2005 was immaterial.  As both methods are used to compute a reasonable estimate of the amount of vendor allowances recognized as a component of cost of sales in each fiscal period and the amounts deferred as of the end of each fiscal period, we believe that the fact that the methods yield a substantially consistent result is further support for the appropriateness of the Company’s prior method before fiscal 2005.  Please see the table below summarizing the annual impact on key income statement and balance sheet line items, from fiscal 2001 through fiscal 2004, of the difference between the Company’s former method and the new method ($ millions):

	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001
Difference in Vendor Allowances Recognized in Income Statement	$(2.4)	$2.3	$(4.6)	$(2.2)
Impact to Cost of Sales and Occupancy Expense	(0.1)%	0.1%	(0.3)%	(0.1)%
Impact to Gross Profit	(0.2)%	0.2%	(0.4)%	(0.3)%
Impact to Operating Income	(0.7)%	0.8%	(1.7)%	(1.2)%
Impact to Income before Cumulative Effect of Accounting Change	(0.7)%	0.8%	(1.7)%	(1.2)%
Impact to Net Income	(0.7)%	0.8%	(1.9)%	(1.5)%
Difference in Vendor Allowances deferred on the Balance Sheet	$(10.1)	$(7.7)	$(10.0)	$(5.4)
Impact to Merchandise Inventories	(1.1)%	(0.9)%	(1.2)%	(0.8)%
Impact to Total Assets	(0.5)%	(0.4)%	(0.6)%	(0.4)%

In fiscal 2005, while the store level turnover rate continued to improve as a result of our newly-implemented perpetual inventory and automated replenishment systems, and overall average inventory per store as of the end of the fiscal year decreased by approximately 5.9% from the beginning of the year, the implied turnover rate of all inventories decreased from the prior year-end.  This is primarily due to a slower turnover rate in our distribution centers as a result of higher average inventory levels in fiscal 2005 as compared to fiscal 2004, which we attribute to fourth quarter 2005 softness in sales in certain non-seasonal merchandise categories.  In comparing the results of the two calculations in fiscal 2005, we noted a $7.5 million difference in vendor allowance amounts to be recognized specifically related to fiscal 2005, and a total difference of

$17.6 million (related to fiscal 2005 and all prior years) in vendor allowances to be deferred as of the end of fiscal 2005.  This $7.5 million difference, which was more significant than in prior fiscal years, indicated that the prior calculation method would no longer be appropriate for deferring vendor allowances, given the divergence in the turnover statistics used, and might have ultimately resulted in a material misstatement of our financial statements if the turnover rates continued to diverge in future periods.  Therefore, the change in method appropriately reflected the underlying change in our business, and we recorded the associated adjustment in the fourth quarter of fiscal 2005.  As mentioned in comment 1 above, approximately $10.1 million (pre-tax) of the charge related to the cumulative effect of the accounting change on all prior years’ financial statements, while the remaining $7.5 million was properly recorded in fiscal 2005.  Further, of the $7.5 million, $7.1 million was properly recorded in the fourth quarter of fiscal 2005.   As a result, we continue to believe that our financial statements have historically been appropriately stated.  We further believe that the changes warranted in fiscal 2005 were also appropriate based on the changes to our business and the resulting mix and flow of our merchandise.

3.                                       We note your response to our prior comment 1 of our letter dated October 16, 2006.  You state that, “The impetus for this change is the disaggregation of the portion of the legacy model which included the vendor allowance component, and the subsequent employment of a different methodology that most appropriately reflects our estimates of the individual component of the model.”  In plain English, please tell us what this means.  Additionally, tell us what new information became available as a result of the disaggregation of the legacy model that caused you to conclude that a change in method of accounting was preferable.

Response:

We made the change in order to simplify the Company’s previous calculation model, which combined the components of the calculation method, including vendor allowances, into two combined computations.  When we segregated and separately considered the vendor allowances component, we selected the turnover statistic that we believed would yield the most appropriate estimate of vendor allowances to be deferred as of each balance sheet date.

Although it did not become available as a result of the disaggregation or separation of the components addressed by the calculation method, the Company did obtain newly available by store, SKU level inventory balance information as a result of the concurrent implementation of its weighted average cost stock ledger.  This allowed us, for the first time, to obtain inventory cost information at a level below that of the total store (i.e. SKU level detail), which indicated that DC-sourced inventories turned faster than direct shipped inventories.  This new information allowed the Company to update the historical assumption in its calculation method to recognize that DC-sourced inventories and direct-shipped inventories did not turn at the same rate.  Had the Company retained the legacy calculation method and integrated the newly available information, vendor allowance recognition would have been inappropriately accelerated, resulting in a favorable impact to our results of operations.  As such, the Company believes that the change to a more precise methodology, that better reflected the current underlying business results, was proper and preferable in the circumstances.

4.                                       Reference is made to Supplemental Schedule I provided under separate cover.  Please clarify whether vendor allowances related to the items referenced in Note (4) are also excluded from the calculation of deferred allowances under your new model.  In this regard, we note you believe better matching is achieved with items excluded from your definition of purchases and inventory used in the model.  Please tell us if your definitions of purchases and inventory used for the model are consistent with the principles you follow for recording inventory and purchases.

Response:

All vendor allowances, including those related to the goods referenced in Note (4) to Supplemental Schedule I, are included in the Company’s calculation of deferred allowances under both the new and prior calculation method.

The definitions of purchases and inventory, which are used consistently throughout the new calculation method for all components, are consistent with the amounts we record for GAAP purposes, with the exception of purchase order obligations.  As title has transferred to the Company for certain goods at shipping point, we record the related liability and inventory at the point of title transfer for GAAP purposes.  However, as the Staff has noted above, we believe the deferral calculation method we use results in better overall matching, particularly with respect to the matching of deferred costs to the supply chain activities generating those costs, a significant percentage of which are incurred beginning when these goods are received at our distribution centers.  As many of the goods for which title transfers at shipping point are sourced in Asia, there may be long delays between title transfer and receipt in the DC.  Additionally, the use of consistent definitions and inputs (most of which are manual) among each of the elements in the calculation improves preparer efficiency and internal control over the model.  Please also note that, in connection with the development of our new method, we analyzed the impact of including and excluding purchase order obligations in the inventory and purchase components and concluded that the effect was immaterial.

5.                                       Please explain, if true, why vendor allowances on DC-sourced inventory in the distribution center were not included in calculation in the original model.  Please tell us what consideration was given to using the total DC-sourced inventory rate used for deferring DC and non-DC expenses to vendor allowances.  We note that the turnover rate of total DC sourced inventory (see Schedule III) appears to be significantly lower than inventory direct shipped to the stores.

Response:

As mentioned in our response to question #4 above, all vendor allowances related to all inventories are included in the allowances deferral calculation (both the current and former methods).  However, as previously mentioned, under the former calculation method, these allowances are deferred based on a turnover statistic that does not include inventories in the distribution centers.  Because the change in the months to build on a year over year basis for store inventory as compared to the calculation using total inventory were reasonably consistent, the Company believed the impact on the income statement using both calculations would have been substantially similar. However, when comparing the change in the turnover rate from 2004 to 2005 for both store inventory and total inventory, the change in the turnover rate for store inventory diverged from the change in the total inventory turnover rate.  The following table details the changes in turnover rates from fiscal 2001 through fiscal 2005 (please note that the change noted in the table below for fiscal 2002, for example, is the change in the turnover rate from fiscal 2001 to fiscal 2002):

	Change in Store Level Turnover Rate	Change in Total Inventory Turnover Rate	Difference in Turnover Rates
Fiscal 2005	0.05	(0.20)	0.25
Fiscal 2004	0.38	0.29	0.09
Fiscal 2003	0.11	0.14	(0.03)
Fiscal 2002	(0.21)	(0.19)	(0.02)

As a change in our business results impacted the turnover calculations, the Company believed that implementing the new calculation method to estimate vendor allowances to be deferred as of the end of fiscal 2005, based on the total inventory turnover rate, was appropriate.

6.                                       We note on page 7 of your response to prior comment 1 of our letter dated October 16, 2006 that DC and non-DC cost deferrals were combined in one calculation.  Since DC costs approximated 60% of total costs, the DC-sourced inventory turnover rates were considered reasonable.  Please explain why the total inventory rate was not originally used in the calculation.  In your response please address the discrepancy in the store turnover rate in Schedule V to the DC-sourced inventory turnover rate in Schedule III.

Response:

The Company’s historical electronic records indicate that the former calculation method was developed in 1991.  The former method consistently combined DC and non-DC costs into one deferral calculation.  However, we do not have documentation of the original rationale for combining the cost elements into one calculation, and the individuals who developed the method are no longer with the Company.  However, we believe it was developed in this manner as a practical solution to maximize efficiency and control, due to the significant amount of time involved in completing the calculations each fiscal period and the number of manual inputs and underlying computations.  The Company’s assertion in preparing its annual financial statements using its former calculation methodology was that the combined calculation provided a reasonable estimate of the total amount of costs to be recognized as a component of cost of sales during the fiscal year, and the total amount of costs to be deferred to properly state merchandise inventories as of the end of the fiscal year, using a practical, consistently applied estimation method, in accordance with the provisions of ARB 43.

Please note that, along with the fact that it generated reasonable estimates, there is a practical element to the Company’s consistent application of the former calculation methodology.  Due to the size and complexity of the model, the Company’s project to refine the calculation method took approximately five months from inception to completion.  Although we initially undertook the project in an attempt to simplify and automate various aspects, ultimately, the fourth quarter 2005 change in business necessitated the change to the vendor allowances deferral methodology.  As previously noted, the other changes did not result in a significant impact to the financial statements, as the Company had expected.

With regard to the discrepancy in the turnover rates presented on Schedule III (total DC-sourced inventory turnover rate) and on Schedule V (store inventory turnover rate), the turnover rate on Schedule III includes inventories at the Company’s distribution centers, while Schedule V does not.  To compute the total DC-sourced inventory turnover rate, we begin with the total store inventory turnover rate (as presented on Schedule V), and assume that DC-sourced inventories at store level turn at that same rate.  Based on this assumption, we compute “DC-sourced inventories in the store” by applying the percentage of total store purchases sourced from the DC.  We then add “DC-sourced inventory in the store” to “DC inventory in the DC” to compute “Total DC-sourced inventory”.  We then compute “Total DC-sourced inventory months to build” based on the number of months of DC purchases it takes to equal “Total DC-sourced inventory”.

7.                                       Please tell us the amount of inventory related to the cumulative adjustment.  In this regard, we note from page F-9 that prior to Fiscal 2005, merchandise inventories at Michaels stores were valued at the lower of cost or market using a retail inventory method and the inventory at your distribution centers, Aaron Brothers stores, Star Decorators Wholesale stores and custom framing operations was valued with cost determined using a weighted average method.  Further, please expand your

Supplemental Schedules VII-XI to reconcile ending inventory per your schedule to the inventory reported on your balance sheet.

Response:

The amount of inventory related to the adjustment (inventory at the Michaels stores only as of the beginning of fiscal 2005, with cost computed using a retail inventory method) was approximately $720 million.

Please see Supplemental Schedule B reconciling ending inventory per the previously submitted schedules to our consolidated inventory balance as of the end of each fiscal year. We advise the Staff that Supplemental Schedule B is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule B pursuant to the provisions of 17 C.F.R. § 200.83.

In order to assist the Staff in better understanding our retail inventory method, and the cumulative adjustment related to our voluntary change in accounting principle to the weighted average cost method, we offer the following background information:

Chapter 4: Inventory Pricing of Accounting Research Bulletins (ARB) 43, Restatement and Revision of Accounting Research Bulletins, provides companies with a framework for which to develop its pricing of inventory.  While ARB 43 does not provide specific application of any particular method, the guidance stresses three themes under which to value inventory.  These themes, with the ultimate objective of determining income “through a process of matching appropriate costs with revenues” are as follows:  1) inventory should be stated at the lower of cost or market, 2) the application of the costing methodology should be consistently applied, and 3) latitude exists with the selection of a generally accepted costing methodology and must be based on individual circumstances.  Under ARB 43, the retail inventory method is considered one of the generally acceptable methods for determining income.  However, no authoritative literature provides specific guidance regarding the appropriate application of the retail inventory method.  Thus, the application of the methodology may vary significantly between companies within the industry.

Our retail inventory method historically utilized all available information to accomplish the above themes as described in ARB 43.  In addition, the Company established and maintained a robust system of internal controls over our retail inventory method accounting processes.  More specifically, and as described in further detail as indicated by the parenthetical references below, our procedures included:

•                  The application of a physical inventory sample selection and validation methodology (see responses 8 and 10);

•                  The use of third party counting services to perform physical inventory count procedures (see response 11);

•                  The development of extensive store-level and corporate-level procedures to ensure the accuracy and completeness of the physical inventory count process (see response 12);

•                  Extensive cutoff procedures to ensure the accuracy and completeness of the purchases information used in our retail method calculation.

We recognize that the Staff seeks to better understand the reasons for the cumulative adjustment.  Unfortunately, because of a lack of data, it is impractical for management to specifically quantify the individual reasons for the difference in accounting methods. However, we believe that the likely causes for the cumulative difference include the manner in which we captured shrink and markdowns, and the use of one pool of inventory in our retail method, each as described further below.

Under the Company’s methodology, the ending value of inventory as calculated at retail was adjusted for shrink through the extrapolation method discussed in our responses below.  However, the model does not include shrink as an add-back to calculate the margin of goods available for sale.  In addition, the Company counted inventory at the permanently marked down price but could not capture the impact of these markdowns in ending inventory as well as markdowns taken at the register related to certain special promotions.  Thus, these markdowns have not been included in the markdowns add back to calculate the margin on goods available for sale.  However, the Company’s method yielded an inventory value that is stated at the lower of cost or market and its methodology has been applied on a consistent basis.  Further, the Company’s costing methodology is reasonably similar to other retailers and has utilized the best information available to the Company prior to 2005.  Attempting to capture shrink and all markdowns without the use of a perpetual inventory system would not have been possible across the Company’s several hundred stores, given that each of the stores contains approximately 40,000 SKUs.

One further difference between the Company’s model and the model used by some other retailers is the number of departments used to calculate a cost complement.  While many retailers use multiple departments to estimate the cost complement used to cost their inventory, Michaels has historically only used a single pool of inventory, which has been disclosed in its accounting policies footnote.  While it is impossible to quantify the impact of using this single pool versus multiple pools, management believes that using more than a single pool would yield a different inventory value.

As a result of the aforementioned limitations of data available to Michaels to calculate the cost of inventory under the retail inventory model, combined with the inherent differences in a valuation methodology that values every unit of inventory at every store based on the average cost of the inventory, and an averaging model such as the retail inventory method, it should not be unexpected that changing from Michaels’ retail inventory method to the weighted average cost method resulted in a cumulative adjustment.  The Company believes that this difference has existed throughout its history, and has only grown as the Company has grown, and that the P&L difference between the two methods has not been material for any individual period.  This belief is supported by the fact that gross profit in 2005 under both methods only yielded a difference of $300,000, or 0.01%.

To the extent the Staff believes our current bondholders and future investors would benefit from the Company’s perspective on the possible reasons for the cumulative adjustment discussed above, the Company would be willing to expand its disclosures in future filings.  We note the change in accounting policy for merchandise inventories did not affect the Company’s historical or future net cash provided by operating activities, which we believe is of principal importance to our current bondholders and potential future investors.

8.                                       We note you believe your quarterly sampling process was adequate to determine the amount of inventory reported at fiscal year end.  Please tell us what consideration was given to performing a complete inventory count given you did not have store perpetual inventory records until fiscal 2004.

Response:

The Company has historically used a sampling methodology to determine ending inventory in the stores.  The Company believes that the accuracy and adequacy of its sampling methodology is supported by the results of its full physical inventory counts of all stores, which it performed at or near fiscal year end until 1998.  In order to complete the fiscal year end close process in time to file its Form 10-K, the Company would take a sample and extrapolate the results to the entire chain as the full counts would not be complete until several weeks after year-end. Once the full counts were complete, the Company would compare the gross margin based on the sample to the gross margin using the full count results.  Margin in fiscal 1997 using full count results was 41.7% and the extrapolated methodology was 41.6%. In fiscal 1996, margin was 35.92% for the full count results and 35.6% for the extrapolated method.  In fiscal 1998, the Company decided to no longer count 100% of the stores at fiscal year-end as an extrapolated methodology was already being used to record ending inventory.

In each year, the Company also performed quarterly and annual procedures to support the validity of the samples used.  On a quarterly basis, the Company computed the average square feet of the sampled stores and compared the result to the average square feet of the entire chain to develop a square footage factor.  The Company then performed a reasonableness review to ensure that the factor was reasonably close to 1.00.  This was an indication that the stores in the sample were similar in size to all stores in the entire chain.  The Company also validated the accuracy of the calculation of the adjustment factor.  In addition to the above procedures, at fiscal year end schedules were prepared and reviewed comparing current year and prior year inventory per selling square foot of the stores in the sample to the chain as a whole for consistency.

In analyzing our quarterly counts, we noted that, on average, after the results of approximately 60% of our sample were reported, there was little change between the preliminary and final gross margin (i.e. less than 20 bps), and after approximately 80% was reported, the change was less than 10 bps.  This indicated to the Company that (a) the sample size was adequate and (b) the sample was homogeneous enough to result in an accurate estimate for use in the Company’s retail inventory method stock ledger. Please see Supplemental Schedule C with further detail supporting the above statistics. We advise the Staff that Supplemental Schedule C is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule C pursuant to the provisions of 17 C.F.R. § 200.83.

9.             We note that you had implemented the perpetual inventory system in fiscal 2005.  Tell us whether you calculated the retail value of inventory as of the end of fiscal 2004 based upon your perpetual records multiplied by retail prices.  If so, tell us whether was a difference between this calculation and the running totals used in the calculation of inventory balances under the retail inventory method.

Response:

For analytical purposes only, the Company performed a computation comparing inventory at retail per its perpetual inventory system to inventory at retail per its retail inventory method stock ledger as of the end of fiscal 2004.  We noted in this analysis that the inventory balance used in the Company’s retail inventory method stock ledger, based on extrapolating the sample of stores to the entire chain, was approximately 10% lower than the retail value of inventory per the Company’s perpetual records. This difference, when expressed as a percentage of annual sales, is considered to be attributable to inventory shrinkage that is reflected in the Company’s retail inventory method stock ledger, but not reflected in the perpetual records of stores that did not perform physical inventory counts during the fourth quarter of fiscal 2004.

10.           Tell us what consideration was given to the different SKU’s, overstocks and out-of-stocks existing at each store as well as the fact that there was no predictability of the orders placed by the store managers when you conducted your samples.

Response:

While each of our stores may have a small number of unique SKUs related to regional consumer preferences, the majority of the merchandise at each store is based on a consistent store planogram (i.e. SKUs from one store to the next are consistent).  However, by conducting a large sample of inventories reaching every region throughout our store network, we believe the sampling methodology provided a basis for considering regional factors that could result in an over-stocked or under-stocked situation.

Please note that the sample would include all SKU’s in each of the counted stores (with the exception of distressed inventory or inventory received after cutoff), and the results would provide information as to any out of stocks by SKU after the Company implemented its perpetual inventory system.  Prior to implementing SKU level counts, the physical inventory count process employed was on a retail value by department basis (as further discussed in our response to question #12 below), thus providing limited information on out of stocks for operational information.  However, as the Company believes its store selection method provided an appropriate sample from which to extrapolate ending inventory at retail, out of stocks or overstocks in stores within the sample were considered to be appropriately representative of any such issues in the overall population of stores. Please also note that, as our goods are all relatively high margin, the critical factor was to count what was on hand and derive the cost to retail ratio.  The composition of the inventory, for purposes of the Company’s model, was not as important as the accuracy of this ratio.

11.           Explain how quarterly sample counts were used to determine ending inventory.  Provide to us the following for each quarterly inventory count occurring during fiscal 2003 and 2004:

•              The names of the locations selected for inventory counts and the date the count was performed;

•              The amount of retail inventory on hand at each location selected as per the third party count;

•              The amount of retail inventory at the store selected per your retail inventory calculations prior to adjustment.  If you did not maintain retail inventory balances on a store by store basis, explain to us how you extrapolated the third party count of a given store to the population as a whole.

Response:

Quarterly physical inventory count results were used to adjust each counted store’s retail stock ledger, such that substantially all stores’ retail stock ledgers were updated annually based on actual count results extended at current retail. The resulting inventory at retail for the stores in each quarter’s sample was used to determine the total retail value of the chain-wide inventory as of the end of the fiscal quarter, using an adjustment for square footage.

Please see Supplemental Schedules D and E for the locations, dates, and counted retail inventory value for all stores conducting physical inventories in fiscal 2003 and fiscal 2004.  We advise the Staff that Supplemental Schedules D and E are being provided under separate cover and that we have requested confidential treatment of Supplemental Schedules D and E pursuant to the provisions of 17 C.F.R. § 200.83.

The Company did not maintain inventory balances at retail on a by-store basis except for those stores performing physical inventories during the quarter.  The following information details the Company’s processes for maintaining store level inventory records for counted and non-counted stores, and for determining chain-wide inventory at retail and cost as of each quarter end:

Utilizing third party count services, the Company conducted physical inventories at a sample of stores each quarter.

Quality assurance procedures were employed for the inventory counting process at the stores, as outlined below in the response to question #12.  Quality control review procedures followed at the corporate office prior to finalizing physical count results, as also discussed below in response to question #12.

Ending inventory at cost was determined using the following store level retail stock ledger procedures:

1.     Bring forward the ending balance from prior year-end, at both cost & retail.  This is beginning inventory.

2.     Calculate goods available for sale at cost:

a.     Populate store purchases at cost from financial reporting systems

b.     Add to beginning inventory at cost

3.     Calculate goods available for sale at retail:

a.     Calculate and populate ending inventory at retail (based on physical count adjusted for QC review as required, rolled forward to period-end)

b.     Populate sales at retail, from financial reporting system

c.     Calculate goods available for sale after markdowns, by adding ending inventory at retail and sales at retail

d.     Calculate and populate markdowns at retail using POS data

e.     Calculate goods available for sale before markdowns, by adding goods available for sale after markdowns and markdowns

4.     Determine the cost complement for goods available for sale before markdowns (cost divided by retail)

5.     Determine ending inventory at cost, using the cost to retail ratio determined in step #4 above

6.     Determine total cost of goods sold

For the counted stores, adjustments were made to the general ledger to reflect inventory at cost and cost of sales as determined by each store’s retail stock ledger procedures.

The results of the counted stores’ retail stock ledger procedures were used to determine chain-wide inventory and cost of sales as follows:

The retail value of inventory as of the count date was rolled forward to the end of the fiscal period for the counted stores using the retail stock ledger procedures outlined above.  Rollforward stock ledger inputs included sales results at retail and purchases at cost occurring between the count date and the end of the fiscal period. A simple average end of period retail inventory value per store was then calculated.  This average was adjusted by a square footage factor to account for any difference in the average size of the stores sampled as compared to the population of stores.  This factor was generally between 0.99 and 1.01.  The final step in determining total inventory at retail for the chain was to multiply the square-footage-adjusted average inventory at retail per store by the number of stores in the chain.  The resulting ending inventory value for the chain at retail was utilized in the Company’s summary retail stock ledger calculation.  The procedures used to compute inventory at cost and cost of sales are consistent with those used in the store-level calculation detailed above.

Each non-counted store’s inventory at cost was adjusted proportionately, in relation to the store’s retail sales for the period, to yield the total inventory at cost for the chain as determined by the retail stock ledger calculation outlined above.

12.           Provide us with reconciliations of the merchandise counted by the third party with your book amounts by store, if available, or in total.  Explain to us in detail how you resolved significant differences between the physical count performed by the third party and book balances.

Response:

Please see Supplemental Schedule F, Sections 1-8, summarizing the book to physical walkforward, by store, for each store performing a physical inventory count in fiscal 2003 and fiscal 2004.  We advise the Staff that Supplemental Schedule F is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule F pursuant to the provisions of 17 C.F.R. § 200.83.

In connection with the implementation of perpetual inventory records, Michaels conducted SKU level counts, which were extended at retail to support the Company’s retail inventory method valuation of inventories on hand.  Prior to this, the Company conducted retail price point counts.  A description of both processes, including the internal controls employed to ensure the accuracy of the count results, is included on Supplemental Document I.  We advise the Staff that Supplemental Document I is being provided under separate cover and that we have requested confidential treatment of Supplemental Document I pursuant to the provisions of 17 C.F.R. § 200.83.

With respect to the resolution of book to physical differences, as explained in further detail in Supplemental Document I, the standard procedures for conducting SKU level counts in the stores required review of the following exception reports:

a.     Large Variance Report (perpetual inventory system vs. count quantity where variance is greater than 20% or 50 units)

b.     Items Not Found (perpetual inventory system quantity greater than zero where count quantity equals zero)

These reports were used by store personnel to verify the use of the correct SKU/UPC and accuracy of the count quantity.  If errors were identified, appropriate corrections were made to the third party count results.

Additionally, the Corporate Accounting department reviewed count versus perpetual inventory system unit and retail dollar variances at SKU level.  Unit variances greater than 250 and retail dollar variances greater than $500 required recounts by store personnel.

Prior to the implementation of perpetual inventory records, the exception reports and SKU level data used for analysis of book to physical results as described above, were not available.  The controls employed by the Company primarily consisted of reasonableness checks of the store margin and inventory values at retail after the completion of the physical count procedures.  In addition, after the counts were finalized, Loss Prevention reviewed the results of physical counts at a departmental level.  The store’s overall merchandise margin for year to date through their physical count (as computed by the store on their Form 1 discussed in Supplemental Document I) was reviewed by Loss Prevention.  We advise the Staff that Supplemental Document I is being provided under separate cover and that we have requested confidential treatment of Supplemental Document I pursuant to the provisions of 17 C.F.R. § 200.83.  A rate below 35% prompted attention from Loss Prevention managers with visits scheduled to the store and analysis of store operating procedures and corrective plans were put in place to improve store execution and improve operating results.  These action plans helped to drive operational execution and training in the stores.

13.           We note markdown reserves were based on retail counts of the affected merchandise at a sample of the stores and then later samples were based on store perpetual records.  Tell us how slow-moving and overstock inventory was monitored and provided for at the store level, distribution centers and for total inventory.

Response:

Our inventories can be divided into two primary categories:  standard basic assortment (“SBA”) and seasonal.  With respect to seasonal inventory, our physical inventory counts performed by the third party providers captured this inventory at the current permanent retail price which would reflect any markdowns.  In that respect, we have consistently employed a markdown cadence to clear goods shortly after the end of the respective season.

Prior to the implementation of perpetual inventory records, the Company developed its markdown cadences by estimating the seasonal inventory on-hand based on the total seasonal purchase less amounts sold to date as determined based on POS information.  After implementing the perpetual inventory system, the Company uses system-generated reports to determine on-hand levels.  These estimated or known on-hand inventory levels, along with a projected “out date” goal, drove the development of markdown cadences such that stock on hand was expected to approach zero by the “out date” based on projected sales at the various marked down price points.  Typically, the Company’s clearance cadence follows a 50%-70%-90% off pattern, with the markdown progressing to the next level at the point in time necessary to sell through all product by the “out date” based on projected sales at each markdown level.

The physical counts were performed at the clearance price, which resulted in recording seasonal markdown expense through the retail inventory model as the seasonal merchandise became distressed.  As the Company’s markdown cadences resulted in known timing of the respective markdown, a reserve was recorded for the planned markdowns subsequent to period end.  Once goods were marked down to 90%-off, they were no longer included in our physical inventory counts (i.e. they were written off).  With respect to SBA, this merchandise is generally high-margin, and even slow moving SBA goods are generally saleable at a positive margin. Prior to our implementation of perpetual inventory records, we monitored slow-moving inventory by analyzing sales trends using POS data.  Through discussions with our merchandising department, merchandise categories identified to be discontinued or reset also go through a cadence markdown process.  We evaluate the need for inventory reserves for these categories based on the sell through rates at current retail and expected subsequent markdowns, and record appropriate reserves.

We provide reserves for certain discontinued merchandise at the stores and the distribution centers; however, due to the nature of our inventory, such reserves were generally not material.  Reserves for distribution centers were based on actual perpetual inventory data for each distribution center, including idle SKU reports and discontinued inventory analysis.  Distribution center reserves did not exceed $1 million during the last three years.  Store inventory reserves were provided when significant categories of merchandise were being discontinued and permanent markdowns were expected to be taken in order to liquidate the inventory.  These reserves were calculated through discussions with our Merchandising organization, data obtained from inventory counts at a sample of stores, and operational perpetual inventory data (beginning in 2004).  These reserves were also generally not material, and averaged approximately $4 million during the period from fiscal 2001 to 2005.

14.           Please explain to us how shrinkage was monitored and accounted for at the stores and incorporated in the ending inventory balance.

Response:

Because the inventory valuation model was based on retail inventory counts at the end of each period, shrink at the counted stores was reflected in the ending inventory balance at retail, which was used to calculate the ending inventory for the chain.  Shrink from store usage of inventory for displays or demonstrations, damaged merchandise, and known theft found at the store level was recorded in cost of sales at the time it occurred.  As previously mentioned, when ending inventory at retail per the retail inventory model was compared to the ending inventory at retail per the perpetual inventories, the difference was approximately 10%, which, when expressed as a percentage of sales, approximates our newly developed estimates of unrecorded shrink in stores that were not physically counted in the most recent quarter.

15.           We have read your response to our prior comment 8 of our letter dated October 16, 2006.  We note your statement that the tax differences resulting from vendor allowances are included in the caption titled Unicap.  Please clarify why vendor allowances are related to Unicap differences.  It is our understanding that IRS Regulation 1.263A-3 requires capitalization of certain purchasing, handling and storage costs.  Further, the simplified resale method allows you to capitalize costs to the ending inventory based upon a percentage of § 471 costs included in the final inventory using a ratio of annual § 263 costs divided by inventory available for sale.  As such, it appears that book to tax differences relating to Unicap should focus primarily on distribution and purchasing costs.  Please provide us with a detailed discussion that highlights any differences in the purchasing, handling and storage costs capitalized for book purposes and tax purposes.  Provide us with a schedule that summarizes your Unicap calculation for both fiscal 2004 and 2005.  Please tell us the amount of § 263 costs included in year end inventory and reconcile that amount to deferred distribution and non-distribution center costs deferred.  Provide us with an analysis of the change from year to year.  Given the nature of the item and the amount of deferred costs involved, the magnitude of the change and the change from deferred liability to asset appear unusual.

Response:

We concur with your statement that Treas. Reg. 1.263A-3 requires the capitalization of certain purchasing, handling and storage costs. However, our prior response stated that the differences in GAAP and tax treatment of vendor allowances are embedded in the GAAP/tax Unicap difference computation. To clarify our prior response, the treatment of vendor allowances ultimately affects the tax Unicap calculation because the taxpayer must first determine the amount of inventory subject to Section 263A; therefore, we consider the book/tax difference attributable to vendor allowances to be part of the Unicap deferred tax pool.  To further explain our tax Unicap computation, and to illustrate why vendor allowances result in GAAP/Tax differences, the following step-by-step illustration of the simplified resale method, employed by the Company, has been reflected below:

Step #1:  Compute ending inventory for tax purposes pursuant to Code Section 471.  It is important to note that Treas. Reg. 1.471-3(b) provides the rules for valuing inventory at cost for tax purposes and states that the invoice price less trade or other discounts should be used with respect to inventory purchased during the year.  Section 471 costs are then used in the Section 263A Unicap calculation.  Please see Supplemental Schedule H for details as to which vendor allowances are included for tax purposes.  Please note that GAAP differs from tax in its treatment of vendor allowances, which generates deferred taxes. We advise the Staff that Supplemental Schedule H is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule H pursuant to the provisions of 17 C.F.R. § 200.83.

Step #2:  Determine warehousing (handling and storage), purchasing and allocable general and administrative costs (i.e., mixed service costs).  The Company has elected to utilize the simplified service cost method using the labor-based allocation ratio to account for its mixed service cost pursuant to Treas. Reg. 1.263A-1(h)(4).  For further discussion of the simplified service cost method, see discussion below (i.e., within Discussion of GAAP to Tax Unicap Differences Attributable to Purchasing, Handling and Storage Costs).

Step #3:  Allocate mixed service costs using a ratio of purchasing and warehousing direct labor costs to gross payroll costs, excluding mixed service payroll.

Step #4:  Capitalize warehousing and purchasing costs (including allocable mixed service costs from Step #3) to inventory using the ratio of such costs to purchases (i.e., all Section 471 costs incurred during the year) for the year (i.e. combined absorption ratio multiplied by Code Section 471 costs remaining on hand at year-end to arrive at the additional amounts to be capitalized for tax purposes).  Treas. Reg. 1.263A-3(d)(3)(i)(A)

states that the simplified resale method requires that the combined absorption ratio be multiplied by Code Section 471 costs remaining on hand at year-end to arrive at the additional amounts to be capitalized for tax purposes.  As noted in Step #1 above, the Company’s Section 471 costs remaining on hand at year-end are net of capitalized vendor allowances for tax purposes.  The combined absorption ratio is equal to the sum of the following two ratios:  1) current year’s storage and handling costs divided by beginning inventory plus current year’s purchases and 2) current year’s purchasing costs divided by current year’s purchases.

Discussion of GAAP to Tax Unicap Differences Attributable to Purchasing, Handling and Storage Costs

Under the Company’s tax Unicap calculation, the Company utilizes the simplified resale method, which requires the capitalization of certain purchasing, handling and storage costs.  Additionally, this method requires the Company to capitalize an appropriate amount of mixed service costs (i.e., general and administrative type costs) allocable to the purchasing, handling and storage costs.

With respect to purchasing costs, both book and tax consistently treat as capitalizable 100 percent of allocable purchasing costs, except for tax purposes, the Company excludes purchasing costs related to Planograms (approximately $1.1 million in fiscal year 2005) and includes additional costs related to Inventory Service Fees associated with store inventory counts (approximately $6.7 million in fiscal year 2005).  Accordingly, for tax purposes, the Company included approximately $5.6 million more purchasing costs as subject to capitalization than the amount included for book purposes as subject to capitalization during fiscal year 2005.

With respect to handling and storage costs (i.e., warehousing costs), both book and tax consistently treat as capitalizable 100 percent of allocable handling and storage costs incurred.  There are no material differences between the amount of handling and storage costs subject to capitalization for book and tax purposes.

The primary differences between costs subject to capitalization for book and tax purposes relate to mixed service costs.  For tax purposes, the Company includes corporate overhead-type expenses in its mixed service cost pool subject to capitalization.  These costs include departmental costs such as Human Resources and Information Services.  However, for GAAP purposes, the Company only includes certain Information Services departmental costs that are attributable to purchasing, distribution and replenishment of inventory in its Unicap calculation.  These differences in types of costs subject to capitalization for GAAP and tax contribute to the deferred tax Unicap pool balance.

The other major difference in the GAAP and tax Unicap calculations relates to the methods used to capitalize allocable section 263A costs to inventory.  For example, for tax purposes, the total purchasing, handling and storage costs are capitalized to inventory using the simplified resale method.  Within the Company’s simplified resale method, the

Company also allocates and capitalizes mixed service costs using the simplified service cost method.  The simplified service cost method allocates mixed service costs to inventory utilizing a ratio of total payroll of capitalizable activities (i.e., purchasing, handling and storage) to total Company payroll.  For GAAP purposes, the Company does not utilize these methods.  Instead, the Company utilizes a methodology which capitalizes allocable inventoriable costs to inventory based on the number of months of purchases to build ending inventory.  Therefore, in addition to the differences in types of costs subject to capitalization discussed above, these methodology differences also contribute to the total deferred tax Unicap pool.

Supplemental Schedule G summarizes the Company’s consolidated Unicap calculation for both fiscal 2004 and 2005.  Additionally, the schedule includes section 263A calculations related to the Company’s production operations associated with the Artistree division.  This portion of the section 263A calculation is calculated on the simplified production method. We advise the Staff that Supplemental Schedule G is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule G pursuant to the provisions of 17 C.F.R. § 200.83.

Supplemental Schedule G also shows the total differences between consolidated section 263A costs included in inventory for tax purposes and the amounts of deferred distribution and non-distribution costs deferred for book purposes.  We advise the Staff that Supplemental Schedule G is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule G pursuant to the provisions of 17 C.F.R. § 200.83.  As reflected on Supplemental Schedule G, the significant increase in deferred tax assets over the prior year was due to the increase in deferred tax assets related to the capitalization of Section 263A costs of $4.7 million and the increase in deferred tax assets related primarily to vendor allowances of $5.2 million. Please note that the Section 263A capitalization rate for tax purposes was consistent, with a rate both years of approximately 5.5%.   It was the GAAP capitalization rate that decreased in fiscal 2005, resulting in an increase in deferred tax assets related to Unicap cost.  As previously communicated, GAAP changed it’s methodology in accounting for deferred inventory costs and vendor allowances, which resulted in an increase in deferred tax assets. No change was made in either the tax methodology related to Section 263A capitalization or for vendor allowances.

16.           Provide us with a schedule that summarizes the following for all three years presented:

•              The total amount of annual vendor allowances received that have been offset against advertising expense;

•              The total amount of annual vendor allowances received that have been recorded as a reduction of cost of sales or deferred against inventory;

•              The amount of vendor allowances deferred against inventory at the end of each period;

•              Given the IRS rules can, in many instances, result in recording a vendor allowance as income immediately rather than permitting deferral by reducing inventory, please provide us with a schedule that shows us the amount of vendor allowances that have been deferred against inventory for tax purposes as of the end of each period;

•              Provide us with a reconciliation of the vendor allowances deferred for GAAP and tax purposes;

•              Provide us with an analysis of the impact on deferred tax assets and liabilities as a result of the above.

Response:

As previously noted in our November 13, 2006 response to question #3, the amount of vendor allowances received that qualified, and were recorded, as a reduction of advertising expenses was $1.1 million in fiscal 2005, $1.0 million in fiscal 2004 and $1.1 million in fiscal 2003.   These amounts are not considered significant and no additional disclosure is considered necessary.

Please see Supplemental Schedule H which provides all remaining information requested above. We advise the Staff that Supplemental Schedule H is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule H pursuant to the provisions of 17 C.F.R. § 200.83.

17.           We note there was a significant deferred tax liability associated with inventory located solely at Michael’s Stores as of January 29, 2005.  This would imply that the associated inventory was valued significantly lower for tax purposes than for book purposes.  Given that many of the book to tax adjustments related to Unicap and vendor allowances result in deferred tax assets, explain to us why the associated inventory would be $60 million higher for book purposes than for tax purposes.  We note that the book to tax difference for obsolete inventory was not significant as of the end of fiscal 2004.

Response:

The deferred tax liability at Michaels Stores, Inc. and Michaels Stores of Canada, totaling $20 million, is generated because Section 482 requires that transfer pricing principles be applied for tax purposes in cases in which goods are sold between legal entities within a consolidated tax group.  Consequently, Michaels Stores, Inc. has a large deferred tax liability and Michaels Stores Procurement Company has a large deferred tax asset associated with the Section 482 adjustment.  These deferred tax amounts offset each other in consolidation, and along with the other subsidiary balances related to inventory, net to a deferred tax liability of $4.9 million in fiscal year ending January 29, 2005.

18.           Please explain to us what a “Tax reserve deferred tax liability” is as noted in Schedule XIII.

Response:

The amount represents the Company’s $6.6 million reserve for uncertain tax issues as of the end of the fiscal year.  The Company will be reviewing the reserve as well as financial statement classification and related disclosures in connection with the adoption of FIN 48.

Michaels hereby acknowledges that:

•              Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•              Michaels may not assert Staff comments as a defense in any procedure initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Very truly yours,

/s/ Jeffrey N. Boyer
Jeffrey N. Boyer
President and Chief Financial Officer